AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 11, 1996
                                                    REGISTRATION NO. 333-05093

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                   ----------

                                AMENDMENT NO. 1
                                       TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
                                   ----------
                       SUNGLASS HUT INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                   ----------
              DELAWARE                      22-2802551
  (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       IDENTIFICATION NO.)
                                   ----------

                                                                                       LARRY G. PETERSEN
                                                                                SENIOR VICE PRESIDENT--FINANCE
                                                                                  AND CHIEF FINANCIAL OFFICER
                                                                               SUNGLASS HUT INTERNATIONAL, INC.
                        255 ALHAMBRA CIRCLE                                           255 ALHAMBRA CIRCLE
                    CORAL GABLES, FLORIDA 33134                                   CORAL GABLES, FLORIDA 33134
                           (305) 461-6100                                               (305) 461-6225
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER        (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
 INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)        INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                   ----------
                         COPIES OF COMMUNICATIONS TO:
                             BRUCE E. MACDONOUGH
                         GREENBERG, TRAURIG, HOFFMAN,
                        LIPOFF, ROSEN & QUENTEL, P.A.
                             1221 BRICKELL AVENUE
                             MIAMI, FLORIDA 33131
                                (305) 579-0500
                                   ----------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [x]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                                   ----------
   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                        SUNGLASS HUT INTERNATIONAL, INC.

                              CROSS REFERENCE SHEET
               Furnished Pursuant to Item 501(b) of Regulation S-K

ITEM NUMBER AND CAPTION                              LOCATION IN PROSPECTUS
- -----------------------                              ----------------------
1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus ....... Facing Page of the Registration Statement;
                                                       Cross Reference Sheet; Outside Front Cover
                                                       Page
2.  Inside Front and Outside Back Cover
      Pages of Prospectus .......................... Inside Front Cover Page; Outside Back Cover
                                                       Page
3.  Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges ........... Prospectus Summary; Risk Factors

4.  Use of Proceeds ................................ *

5.  Determination of Offering Price ................ *

6.  Dilution ....................................... *

7.  Selling Security Holders ....................... Selling Stockholders

8.  Plan of Distribution ........................... Plan of Distribution

9.  Description of Securities
      to be Registered ............................. Price Range of Common Stock;
                                                       Dividend Policy
10. Interests of Named Experts
      and Counsel .................................. *

11. Material Changes ............................... *

12. Incorporation of Certain Information
      by Reference ................................. Inside Front Cover Page

13. Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities .................................. *

- ----------
* Not applicable or answer thereto is negative.

                                2,152,032 SHARES

                                  SUNGLASS HUT
                                  INTERNATIONAL

                                  COMMON STOCK

                                   ----------

   This Prospectus relates to the proposed sale from time to time of up to 2,152,032 shares (the "Shares") of the Common Stock, in the amount and in the manner and on terms and conditions described herein, by the Selling Stockholders, who are former stockholders of companies acquired by Sunglass Hut International, Inc. (the "Company"). See "Selling Stockholders." The Selling Stockholders may sell the Shares in one or more transactions (which may include "block" transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or in a combination of such methods of sales, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, or may sell to or through agents, dealers or underwriters designated from time to time and such agents, dealers or underwriters may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders and/or the purchaser(s) of Shares for whom they may act as agent or to whom they may sell as principals, or both. See "Plan of Distribution" and "Selling Stockholders." The Company will not receive any of the proceeds from the sale of the Shares and will bear all of the expenses of registering this offering of the Shares.


   The Common Stock of the Company is traded on the Nasdaq National Market under the symbol "RAYS." On June 7, 1996, the last reported sale price of the Common Stock on the Nasdaq National Market System was $28.00. See "Price Range of Common Stock."


                                   ----------

  SEE "RISK FACTORS" BEGINNING ON PAGE 7 IN THE PROSPECTUS FOR A DISCUSSION OF
            CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE
                 PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                   ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
           PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.

                                   ----------

   NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 June 11, 1996

                              TABLE OF CONTENTS

                                                         PAGE
                                                      ---------
Available Information ..............................       2
Incorporation of Certain Documents by Reference  ...       2
Prospectus Summary .................................       3
Risk Factors .......................................       7
Price Range of Common Stock ........................       9
Dividend Policy ....................................       9
Selling Stockholders ...............................      10
Plan of Distribution ...............................      11
Legal Matters ......................................      12
Additional Information .............................      12

                                   ----------

                            AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied (at prescribed rates) at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional office located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60611. Quotations relating to the Company's Common Stock appear on the Nasdaq National Market and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

                                   ----------

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are incorporated by reference in this
Prospectus:

     (1) the Company's Annual Report on Form 10-K, for the fiscal year ended February 3, 1996;

     (2) the Company's Registration Statement on Form 8-A filed on April 30, 1993, registering the Company's Common Stock under Section 12(g) of the Exchange Act; and


     (3) the Company's Proxy Statement for its 1996 Annual Meeting of Stockholders.


   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of offering of the Common Stock registered hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference therein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to Larry G. Petersen, Senior Vice President--Finance and Chief Financial Officer, 255 Alhambra Circle, Coral Gables, Florida 33134, telephone (305) 461-6225.

   Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supercedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   ----------

   AS USED IN THIS PROSPECTUS, "FISCAL 1990," "FISCAL 1991," "FISCAL 1992," "FISCAL 1993," "FISCAL 1994," "FISCAL 1995" AND "FISCAL 1996" REFER TO THE COMPANY'S FISCAL YEAR ENDED JANUARY 31, 1991, FEBRUARY 1, 1992, JANUARY 30, 1993, JANUARY 29, 1994, JANUARY 28, 1995, FEBRUARY 3, 1996 AND ENDING FEBRUARY 1, 1997, RESPECTIVELY.

                              PROSPECTUS SUMMARY

   THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION CONTAINED IN THIS PROSPECTUS AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE, CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS."

                                   ----------

                                 THE COMPANY


   Sunglass Hut International ("Sunglass Hut" or the "Company") is the world's largest specialty retailer of sunglasses with over 1,850 locations worldwide. Since opening its first kiosk in Miami, Florida in 1971, the Company has grown rapidly both through internal expansion and acquisitions, increasing from 156 stores at February 1, 1988 to 1,860 locations at June 1, 1996.

   During fiscal 1995, the Company (i) opened or acquired 379 stores and 37 licensed sunglass departments, and closed 22 stores, (ii) acquired an additional 351 stores from Sunsations Sunglass Company ("Sunsations") in a pooling of interests transaction and (iii) acquired the remaining 50% interest in Sunglass World Holdings Pty Ltd. ("Sunglass World"), a premier specialty retailer of sunglasses in Australia, which operated 85 stores at the time of acquisition.


   Sunglass Hut's business strategy is to enhance its position as the largest specialty retailer of sunglasses by emphasizing:

   (i) Dominant Merchandise Selection--The Company strives to offer the most extensive selection of brand name function, sport and fashion sunglasses in the industry. A typical store carries approximately 1,000 stock keeping units, including sunglasses made by Ray-Ban, Oakley, Serengeti, Revo, Diesel, Vuarnet, Giorgio Armani and DKNY, as well as private label sunglasses sold primarily under the Sungear brand name.

   (ii) Competitive Everyday Low Pricing--The Company's market-by-market pricing policy is to maintain everyday low prices that are competitive within each market. The Company supports this policy by regularly monitoring price levels at its competitors' stores and by offering a lowest price guarantee.

   (iii) Flexible Innovative Formats--The relatively small size of sunglasses gives the Company the ability to operate many sizes of in-line and kiosk formats. In addition to operating in traditional regional malls, management believes that the flexibility of the Company's store formats permits it to operate stores in (a) quality outlet malls, (b) on-street sites in high-traffic locations, (c) mixed use, festival, hotel and other specialty locations, (d) airports and other transportation terminals and (e) licensed departments within department stores and mass merchandisers.

   (iv) Exceptional Customer Service--The Company believes that its knowledgeable and personalized customer service differerentiates it from its competitors and is a critical component of its success. The Company has implemented extensive employee training programs designed to ensure that its sales associates are both thoroughly familiar with the technical, fashion and function elements of its sunglass offerings and committed to achieving total customer satisfaction.

   (v) Key Vendor Partnerships--The Company views its key suppliers as partners and works with these vendors on an ongoing basis to develop new products and sunglass styles. From time to time, the Company negotiates exclusive and favorable volume purchasing terms for merchandise. Sunglass Hut believes that it is the largest customer of Bausch & Lomb, Oakley and Serengeti, as well as other leading sunglass manufacturers.

   The following table shows the historical growth of the Company's locations:


                                                   FISCAL(1)
                                ---------------------------------------------    June 1,
STORE LOCATION:                   1991     1992     1993      1994      1995      1996
- ---------------                 -------  -------  -------  --------  --------    -------
Sunglass Hut .................    501      716       872     1,202      1,686     1,751
Licensed Sunglass Departments      --       --         1         1         38       100
EyeX Optical Stores ..........     --       --        --        --          2         8
                                -------  -------  -------  --------  --------     -----
 Total .......................    501      716       873     1,203      1,726     1,860
                                =======  =======  =======  ========  ========     =====


- ----------
(1) Historical store location information has been restated to reflect Sunsations store locations.


   At June 1, 1996, the Company operated 1,472 stores and 99 licensed sunglass departments throughout the United States as well as 92 stores in Canada, 94 in Australia, one store in Singapore, 70 locations (including 69 stores and one licensed department) throughout ten countries in Europe, 11 stores in Puerto Rico, six in the U.S. Virgin Islands and six in Mexico as well as eight EyeX optical stores, and one Watch Station store for a total of 1,860 locations.


   The Company believes that its general business strategies and established infrastructure will enable it to continue to grow profitably through the following strategies:

SUNGLASS SPECIALTY FUTURE UNIT EXPANSION

 ---SUNGLASS HUT. The Company believes that the flexibility of its Sunglass Hut store format and its attractive unit level economics provide it with access to a wide range of leasing opportunities which will facilitate its continued expansion. The Company is pursuing opportunities to continue to expand Sunglass Hut locations both domestically and internationally. Management plans to open approximately 200 domestic locations and up to 150 international locations in fiscal 1996.


 --LICENSED SUNGLASS DEPARTMENTS. Due to the Company's successful merchandising in Company owned stores, leading retailers are providing the Company with the opportunity to establish licensed departments within their stores. At June 1, 1996, the Company operated 100 licensed Sunglass Departments (37 "Sunspot" licensed departments in selected Sears stores throughout the U.S., 18 licensed departments in Dayton Hudson department stores in the midwest, 44 licensed departments in Burdines, a division of Federated Department Stores, throughout Florida, and one licensed department in Selfridges, a department store in the United Kingdom). To date, during fiscal 1996, the Company has reached agreements in principle to open an additional 84 licensed departments, including (i) 83 licensed departments in Eaton's department stores, a premier department store in Canada and (ii) one licensed department in Innos, the largest department store chain in Belgium. The Company is actively seeking additional licensed retail sunglass department opportunities with other retailers and believes that it has the opportunity to expand eventually into 1,000 department stores and mass merchants.


ADDITIONAL SUNGLASS SPECIALTY GROWTH OPPORTUNITIES

 --DIRECT MAIL. The Company launched a catalog program in 1994 to further increase retail store and mail order sales and reinforce brand recognition of Sunglass Hut and its principal vendors. The catalog program has grown rapidly, with 2.6 million catalogs distributed in 1994 and approximately nine million in 1995. The Company expects to distribute approximately 14 million catalogs in 1996.

 --SUNSCRIPTIONS. During 1995, the Company initiated a test of "Sunscriptions," a prescription sunglass program, at 13 existing Sunglass Hut in-line stores in an effort to address the prescription sunglass needs of the significant number of consumers who need corrective lenses. During 1996, the Company plans to expand this program to over 250 locations.

NEW SPECIALTY STORE CONCEPTS

 --EYEX. The Company believes that the market for prescription glasses represents an attractive new store expansion opportunity. During 1995, the Company initiated testing of a separate optical store concept under the tradename "EyeX" in an effort to address the prescription glass needs of the significant number of consumers who need corrective lenses (primarily clear but also sunglass). The Company plans to open up to 50 EyeX stores by the end of fiscal 1996. Management's goal is to apply the key business strategies utilized in its existing Sunglass Hut stores to these prescription optical stores. The EyeX stores target affluent consumers under age 45, and offer a broad assortment of premium optical frames in an updated, easy to shop environment that emphasizes customer service.

 --WATCH STATION. During 1996, the Company also plans to implement a separate store concept focusing on retail watch sales consistent with the successful kiosk and in-line store formats that the Company developed for its sunglass stores. The Company believes an opportunity exists to develop "Watch Station" as a watch specialty store concept which caters to a market demographic that is similar to the existing demographics for sunglasses--a younger, more affluent shopper. The stores will offer the customer a unique product assortment in a fun, casual environment. A typical Watch Station store will offer from 1,000 to 1,500 styles of fashion, sport, function and novelty watches retailing typically from $45-$500.

                             RECENT DEVELOPMENTS


   On June 10, 1996, the Company commenced a 144A private offering of $100 million principal amount of Convertible Subordinated Notes due 2003 to certain qualified institutional buyers. The purpose of the offering is to refinance outstanding senior indebtedness and to finance the Company's expansion plans. Offers will be made only by means of an offering memorandum.

   Earnings per share for the first quarter of fiscal 1996 (ended May 4, 1996) increased 44.4% to $0.13 per share or $7.2 million, compared to $0.09 per share or $5.0 million for the first quarter of fiscal 1995. Net sales for the first quarter of fiscal 1996 were $122.8 million, an increase of 40.2% from sales of $87.6 million for the first quarter of fiscal 1995. Comparable store sales for this period increased 7.6% over the comparable period in 1995. Net sales for the four weeks ended June 1, 1996 were $48.7 million, an increase of 29.2% from the $37.7 million reported for the same period last year. Comparable store sales for the four-week period increased 7.0% over the same period in 1995. Year-to-date sales for the 17 weeks ended June 1, 1996 increased 33.8% to $171.5 million, as compared to sales of $128.2 million for the same period in 1995. Year-to-date comparable store sales increased 7.4%.

   The Board of Directors and stockholders of the Company have approved a proposal to reincorporate the Company from Delaware to Florida. Reference is made to the Company's Proxy Statement for the Company's 1996 Annual Meeting of Stockholders, which was filed with the Commission on May 3, 1996 and is incorporated herein by reference, for more details relating to the reincorporation, which is expected to become effective in early July 1996. See "Incorporation of Certain Documents by Reference." At such time, the Company will become subject to (i) the Florida Control Share Act, which generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority vote of the corporation's disinterested shareholders, and (ii) the Florida Fair Price Act, which generally requires supermajority approval by disinterested directors or shareholders of certain specified transactions between a corporation and holders of more than 10% of the outstanding shares of the corporation (or their affiliates).


                                   ----------

   Unless the context otherwise requires, the terms "Company" and "Sunglass Hut" as used in this Prospectus refer to Sunglass Hut International, Inc., its predecessors and consolidated subsidiaries. The Company's principal executive offices are located at 255 Alhambra Circle, Coral Gables, Florida 33134, and its telephone number is (305) 461-6100.

                                 THE OFFERING

Common Stock offered by the Selling Stockholders  .....  2,152,032  shares


Common Stock outstanding  ............................. 54,176,516  shares


Nasdaq National Market symbol  ........................ RAYS

             SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA(a)
             (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                                                                     FISCAL(a)
                                                                       -------------------------------------
                                                                           1993         1994         1995
                                                                       -----------  -----------  -----------
INCOME STATEMENT DATA:
Net sales ...........................................................    $206,005     $289,985     $418,228
Cost of goods sold, occupancy and buying expenses ...................     115,314      162,631      235,292
                                                                       -----------  -----------  -----------
 Gross profit .......................................................      90,691      127,354      182,936
                                                                       -----------  -----------  -----------
Selling, general and administrative expenses:
 Operating expenses .................................................      63,176       82,515      114,045
 Depreciation and leasehold amortization ............................       8,660       11,832       16,604
 Amortization of cost in excess of net assets of acquired businesses          834        1,106        1,746
 Amortization of noncompete agreements ..............................       5,000        --           --
 Management incentive compensation ..................................         476        --           --
 Expenses related to acquisitions ...................................       1,485        --          10,100
                                                                       -----------  -----------  -----------
    Total ...........................................................      79,631       95,453      142,495
                                                                       -----------  -----------  -----------
Earnings before interest, taxes and extraordinary item  .............      11,060       31,901       40,441
Interest expense ....................................................       2,926        2,670        3,292
                                                                       -----------  -----------  -----------
Earnings before income taxes and extraordinary item .................       8,134       29,231       37,149
Provision for income taxes ..........................................       4,559       10,913       15,512
                                                                       -----------  -----------  -----------
Earnings before extraordinary item ..................................       3,575       18,318       21,637
Extraordinary charge on debt retirement, net of tax .................      (1,573)       --           --
                                                                       -----------  -----------  -----------
Net income ..........................................................       2,002       18,318       21,637
Pro forma adjustment for income taxes(b) ............................        (541)      (1,007)        (775)
                                                                       -----------  -----------  -----------
Pro forma net income ................................................       1,461       17,311       20,862
Redeemable preferred stock dividends ................................        (472)       --           --
                                                                       -----------  -----------  -----------
Pro forma net income applicable to common stockholders  .............    $    989     $ 17,311     $ 20,862
                                                                       ===========  ===========  ===========
Pro forma net income per share ......................................    $   0.02     $   0.34     $   0.38
                                                                       ===========  ===========  ===========
Weighted average shares outstanding .................................      45,269       50,481       55,009
Supplemental pro forma earnings per share ...........................    $   0.20(c)               $   0.52(d)
                                                                       ===========               ===========
SELECTED OPERATING DATA:
Number of locations open at end of period ...........................         873        1,203        1,726
Comparable store net sales increase(e) ..............................        10.6%        13.5%        10.3%

BALANCE SHEET DATA:
Working capital .....................................................    $ 20,889     $ 35,863     $ 87,925
Total assets ........................................................      98,695      153,614      267,076
Total debt ..........................................................      18,307       48,528       69,561
Stockholders' equity ................................................      53,682       72,216      152,824

- ----------
(a) In June 1995, the Company acquired Sunsations through the exchange of 7,411,764 shares of the Company's Common Stock for all of the outstanding common stock of Sunsations. The acquisition was accounted for as a pooling of interests, and accordingly, the accompanying selected financial data have been retroactively adjusted to include the operations of Sunsations for all periods prior to the merger. Prior to the merger, Sunsations used a calendar year-end. Accordingly, the selected financial data for fiscal 1993 and 1994 combine Sunsations' historical selected financial data on a calendar year-end basis with the Company's historical selected financial data on a fiscal year-end basis. As a result of the merger, effective January 29, 1995 (the first day of the Company's fiscal 1995 year), Sunsations' year-end was changed to conform to the Company's fiscal year-end.

(b) The pro forma adjustment for income taxes reflects the additional tax provision that would have been recorded at the corporation level had Sunsations not been an S corporation during the respective period.

(c) Supplemental pro forma earnings per share for fiscal 1993 excludes certain specific selling, general and administrative expenses (net of taxes) that did not continue beyond fiscal 1993, including amortization of noncompete agreements, management incentive compensation and expenses related to acquisitions. Supplemental pro forma earnings per share also excludes the interest expense, extraordinary charge on debt retirement and preferred stock dividends related to the debt and preferred stock retired with the proceeds of the Company's initial public offering of Common Stock in June 1993 (the "IPO"), assuming that the IPO occurred as of the beginning of fiscal 1993.

(d) Supplemental pro forma earnings per share for fiscal 1995 excludes $10.1 million of nonrecurring expenses (net of taxes) related to the acquisition of Sunsations.

(e) A store becomes comparable after it has been operated by the Company for more than 12 months. All comparable store results reflect the operations of Sunsations.

                                 RISK FACTORS

   IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

ABILITY TO MANAGE GROWTH

   The Company has grown significantly in the past several years, and intends to continue to pursue an aggressive growth strategy. The continued growth of the Company is dependent, in large part, upon the Company's ability to open and operate new stores on a timely and profitable basis. However, the rate of new store openings is subject to various contingencies, many of which are beyond the Company's control. These contingencies include, among others, the Company's ability to secure suitable store sites on a timely basis and on satisfactory terms, the Company's ability to hire, train and retain qualified personnel, the availability of adequate capital resources and the successful integration of new stores into existing operations. There can be no assurance that the Company's new stores will achieve sales and profitability comparable to the Company's existing stores.

   There can be no assurance that the Company will be able to successfully execute other components of its specialty sunglass growth strategies. The Company's expansion plans include both its "Sunscriptions" prescription sunglass program and an increasing percentage of non-traditional retail locations, including licensed departments, with respect to which the Company has substantially less experience. Moreover, the Company's continued international expansion may subject the Company to certain risks and limitations not associated with its current U.S. operations, including (i) the uncertainty of market acceptance of specialty retailers and/or the Company's product offerings, (ii) the Company's ability to hire and train local personnel, (iii) the Company's dependence on local business practices,
(iv) foreign currency losses, (v) the impact of foreign taxes, and (vi) foreign investment restrictions and limitations. In addition, although the Company has acquired competitors in the past and considers acquiring additional smaller chains of specialty sunglass retailers on an ongoing basis, there can be no assurance that the Company will be able to consummate acquisitions on satisfactory terms or that any acquired operations will be successfully integrated.

RISKS OF NEW SPECIALTY STORE CONCEPTS

   The Company opened its first EyeX store in October 1995 and opened its first Watch Station store in May 1996. Accordingly, their operations will be subject to the numerous risks of establishing new business enterprises, including unanticipated operating problems, lack of experience and customer acceptance, significant competition from existing and new retailers and the extent of existing relationships between such retailers and manufacturers/distributors. Moreover, the Company's EyeX operations (as well as its "Sunscriptions" program) subject the Company to governmental regulation of opticians. There can be no assurance that the Company will be able to operate any one or more of the foregoing concepts profitably.

CONCENTRATION OF SUPPLIERS

   In fiscal 1995, Bausch & Lomb and Oakley, the Company's largest suppliers, accounted for approximately 31% and 25%, respectively, of the Company's total merchandise purchases. The Company has not experienced any significant difficulty in obtaining satisfactory sources of supply in the past. However, the Company has no long-term purchase contracts or other contractual assurance of continued supply, pricing or access to new product offerings. The inability or failure of one or more key vendors to supply merchandise, or a material change in the Company's current purchase terms, would have a material adverse effect on the Company's business.

IMPACT OF CONSUMER SPENDING

   The success of the Company's operations depends to a significant extent upon a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation, as well as the ability of mall anchor tenants and other attractions to generate customer traffic in the vicinity of the Company's stores. There can be no assurance that consumer spending will not be affected by economic conditions, thereby impacting the Company's growth, net sales and profitability. In addition, there can be no assurance that the rate of comparable store sales growth experienced by the Company in recent periods will continue. Moreover, comparable store sales may fluctuate significantly on a month-to-month basis.

DEPENDENCE ON KEY PERSONNEL

   The Company's success depends to a significant extent upon the performance of its senior management team, particularly Jack B. Chadsey, the Company's President and Chief Executive Officer. While the Company believes that its senior management team has significant depth, the loss of services of any of the Company's executive officers could have a material adverse impact on the Company. The Company does not maintain key man life insurance on the life of Mr. Chadsey or any other executive officer.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS


   Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a takeover attempt that a stockholder might consider in its best interest. These provisions (i) classify the Company's Board of Directors into three classes, each of which will serve for different three-year periods, (ii) provide that only the Board of Directors or Chief Executive Officer may call special meetings of the stockholders, and (iii) establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. In addition, the Company's Board of Directors and stockholders have approved the reincorporation of the Company from Delaware to Florida. Such proposed reincorporation is expected to become effective in early July 1996 and at such time the Company will become subject to certain provisions of the Florida Business Corporation Act (the "FBCA") which may have the effect of delaying, deferring or preventing a change in control of the Company.


POSSIBLE VOLATILITY OF STOCK PRICE

   The market price of the Company's Common Stock has risen substantially since the Company's IPO, which closed in June 1993. The Common Stock is quoted on the Nasdaq National Market, which stock market has experienced and is likely to experience in the future significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company. In addition, the Company believes that factors such as quarterly fluctuations in the financial results of the Company, monthly comparable store sales results, shortfalls in earnings or sales below analyst expectations, the overall economy and the financial markets could cause the price of the Common Stock to fluctuate substantially. See "Price Range of Common Stock."

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK

   This Prospectus, including the information incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, including statements regarding, among other items, (i) the Company's growth strategies, (ii) anticipated trends in the Company's business and demographics, and (iii) the Company's ability to enter into contracts with certain suppliers. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors," including, among others, regulatory or economic influences. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                         PRICE RANGE OF COMMON STOCK

   The Company's Common Stock is traded on the Nasdaq National Market under the symbol "RAYS." The following table sets forth, for the periods indicated, the high and low sale prices of shares of the Common Stock as reported on the Nasdaq National Market.

                                                         HIGH       LOW
                                                        ------    -------
Fiscal 1994:
  First Fiscal Quarter (January 30 to April 30)  ...... 10 3/8     7 13/16
  Second Fiscal Quarter (May 1 to July 30) ............  9 7/16    5 7/8
  Third Fiscal Quarter (July 31 to October 29)  ....... 10 5/8     7 7/8
  Fourth Fiscal Quarter (October 30 to January 28)  ... 12 5/8     9 11/16
Fiscal 1995:
  First Fiscal Quarter (January 29 to April 29)  ...... 15 1/4    11 1/8
  Second Fiscal Quarter (April 30 to July 29)  ........ 20 7/8    13 5/8
  Third Fiscal Quarter (July 30 to October 28)  ....... 25 7/16   18 7/8
  Fourth Fiscal Quarter (October 29 to February 3)  ... 29        18 1/2
Fiscal 1996:
  First Fiscal Quarter (February 4 to May 4)  ......... 36 15/16  25
  Second Fiscal Quarter to date (May 5 to June 7)...... 30        25


   On June 7, 1996, the last reported sale price for the Company's Common Stock on the Nasdaq National Market was $28.00 per share. As of June 7, 1996, the Company had 159 stockholders of record (including brokerage firms and other nominees).


                               DIVIDEND POLICY

   The Company intends to retain its earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its capital stock in the foreseeable future. Future dividends, if any, will depend, among other things, on the future earnings, capital requirements and financial condition of the Company, and on such other factors as the Company's Board of Directors may consider relevant. In addition, the Company's Credit Facility prohibits the payment of cash dividends if an event of default exists and generally limits payment of cash dividends to 10% of the Company's net income.

                             SELLING STOCKHOLDERS

   The following table sets forth information regarding the ownership of the Company's Common Stock by the Selling Stockholders as of the date of this Prospectus and as adjusted to reflect the sale of the shares of Common Stock offered hereby. All of these shares were issued by the Company in connection with the acquisition of sunglass retailers.

                                                             OWNERSHIP             NUMBER OF SHARES         OWNERSHIP
                                                         PRIOR TO THE OFFERING      OFFERED HEREBY      AFTER THE OFFERING
                                                       ------------------------    ----------------    --------------------
NAME AND ADDRESS                                         SHARES      PERCENTAGE                        SHARES    PERCENTAGE
- ----------------                                       ----------    ----------                        -------   ----------

D&L Partners, L.P.(1)(2)(3)(4).....................      864,708         1.6%           355,000        509,708          *

Douglas J. Von Allmen, Trustee U/T/I Dated 4/25/89
  f/b/o Douglas J. Von Allmen(1)(2)(3)(4)..........      144,000          *             144,000              0          0

Linda L. Von Allmen, Trustee U/T/I Dated 4/25/89
  f/b/o Linda L. Von Allmen(1)(2)(3)(4)............      114,000          *             114,000              0          0

Bruce A. Olson and Kimberly A. Olson,
  Co-Trustees U/T/I Dated 6/27/89
  f/b/o Bruce A. Olson(1)(2)(3)(5).................      615,338          *             347,000        268,338          *

Bruce A. Olson and Kimberly A. Olson,
  Co-Trustees U/T/I Dated 6/27/89
  f/b/o Kimberly A. Olson(1)(2)(3)(5)..............      456,634          *             216,000        240,634          *

Kimberly A. Olson, Custodian for
  Alexa K. Olson(1)(2)(3)..........................       50,736          *              50,000            736          *

NGNG, Inc.(1)(2)(3)(6).............................    1,111,764         2.1%           500,000        611,764          1.1%

D. Michael Cannady(1)(2)(3)(7).....................      180,000          *              60,000        120,000          *

Daniel J. and Rebecca Paetz,
  as joint tenants(2)(3)(8). ......................      160,586          *              83,000         77,586          *

Jenifer Louise Deeter Giddens(2)(3)(9).............      160,586          *              83,000         77,586          *

Mark S. Crawford(1)(2)(3)(10)......................      144,000          *              48,000         96,000          *

Frederick O. Wingate and Shirley P. Wingate(11)....      152,032          *             152,032              0            0

- ----------
 *   Less than 1%.
(1) The Selling Stockholder has agreed not to sell or otherwise transfer any shares of Common Stock until, at the earliest, July 1, 1996.
(2) The Selling Stockholder is either a former shareholder of Sunsations or the assignee thereof. The Selling Stockholder is participating in this offering pursuant to contractual "piggyback" registration rights granted by the Company in connection with the acquisition of Sunsations. The Company has agreed to pay all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the Registration Statement of which this Prospectus is a part and fees and disbursements of counsel for the Company and its independent public accountants.
(3) Pursuant to the Sunsations acquisition agreement, the owner is obligated to indemnify the Company for breaches of certain representations, warranties and covenants made by Sunsations and its shareholders. In general, the indemnification liability of any shareholder may not exceed the value of 20% of the shares which the shareholder received in the acquisition (such value to be determined by averaging the closing sale price for the Common Stock on the Nasdaq National Market during the ten trading days preceding June 29, 1995). Any claims of indemnification against the former shareholders of Sunsations may be satisfied by the Company cancelling a portion of the shares of Common Stock received by such shareholders in connection with the acquisition. To secure their indemnification obligations, the former Sunsations shareholders have placed 10% of their shares received in connection with the acquisition into escrow with a trust company to be held in accordance with the terms of a set-off escrow agreement, which escrowed shares will be returned to the former Sunsations shareholders on or about June 29, 1996.
(4) Douglas J. Von Allmen, Trustee U/T/I dated 4/25/89 F/B/O Douglas J. Von Allmen ("Von Allmen Trust A") and Linda L. Von Allmen, Trustee U/T/I dated 4/25/89 F/B/O Linda L. Von Allmen ("Von Allmen Trust B") transferred 864,708 shares to D&L Partners, L.P., a limited partnership in exchange for interests in the partnership. D&L Management Corporation is the sole general partner of D&L Partners, L.P. The sole shareholders of D&L Management Corporation are Von Allmen Trust A and Von Allmen Trust B. Von Allmen Trust A and Von Allmen Trust B are the sole limited partners of D&L Partners, L.P. D&L Partners, L.P. has pledged 258,000 shares to a bank to secure a loan and has entered into a series of transactions with a brokerage firm pursuant to which 500,000 shares owned by D&L Partners, L.P. are pledged until April 1998. Mr. and Ms. Von Allmen are husband and wife and their address is 9 Isla Bahia, Ft. Lauderdale, Florida 33316. Mr. Von Allmen was Vice President and a Director of Sunsations prior to the Company's acquisition of Sunsations.

                                       10


(5) Bruce A. Olson and Kimberly A. Olson, Co-Trustees U/T/I Dated 6/27/89 f/b/o Bruce A. Olson ("Olson Trust A") has entered into a transaction with a brokerage firm pursuant to which 339,338 shares owned by Olson Trust A are pledged until February 7, 1998. Bruce A. Olson and Kimberly A. Olson, Co-Trustees U/T/I Dated 6/27/89 f/b/o Kimberly A. Olson ("Olson Trust B") has entered into a transaction with a brokerage firm pursuant to which 165,634 shares owned by Olson Trust B are pledged until February 7, 1998. Mr. and Ms. Olson are husband and wife. Mr. Olson was the Chairman of the Board of Sunsations prior to the Company's acquisition of Sunsations. Mr. and Mrs. Olson's address is c/o Group One Capital, Inc., 1611 DesPeres Road, St. Louis, Missouri 63131.
(6) NGNG, Inc. is a corporation 50% owned by Douglas J. Von Allmen and his and his wife's children and 50% by Bruce A. Olson and his children. Mr. Von Allmen was Vice President and a Director and Mr. Olson was Chairman of the Board of Sunsations prior to the Company's acquisition of Sunsations. NGNG, Inc.'s address is c/o Group One Capital, Inc., 1611 Des Peres Road, St. Louis, Missouri 63131.
(7) Mr. Cannady has entered into a transaction with a brokerage firm pursuant to which 120,000 shares owned by Mr. Cannady are pledged until September 1997. Mr. Cannady was the President and Chief Executive Officer of Sunsations prior to the Company's acquisition of Sunsations. Mr. Cannady's address is c/o Group One Capital, Inc. 1611 Des Peres Road, St. Louis, Missouri 63131.
(8) Mr. and Mrs. Paetz's address is c/o Paetz Enterprises, Inc., 615 Dorchester Dr., Noblesville, Indiana 46060.
(9)  Ms. Giddens' address is 6624 West Sweet Creek Drive, New Palestine,
     Indiana 46163.
(10) Mr. Crawford has entered into a transaction with a brokerage firm pursuant to which 96,000 shares owned by Mr. Crawford are pledged until September 1997. Mr. Crawford was Secretary, Treasurer and a Director of Sunsations prior to the Company's acquisition of Sunsations. Mr. Crawford's address is c/o Group One Capital, Inc., 1611 Des Peres Road, Suite 395, St. Louis, Missouri 63131.
(11) The owner is a former shareholder of Sun Shades 501, Ltd., a North
     Carolina corporation ("Sun Shades"), acquired by the Company in December 1995. The owner is participating in this offering pursuant to certain contractual "demand" registration rights granted by the Company in connection with the acquisition of Sun Shades. The Company has agreed to pay all fees and expenses incident to the registration of this offering, including all registration and filing fees, all fees and expenses of complying with state blue sky or securities laws, all costs of preparation of the Registration Statement of which this Prospectus is a part and fees and disbursements of counsel for the Company and its independent public accountants. Pursuant to the Sun Shades acquisition agreement, the owner is obligated to indemnify the Company for breaches of certain representations, warranties and covenants made by Sun Shades and its shareholders. Any claims for indemnification against the former shareholders may be satisfied by the Company cancelling a portion of the shares of Common Stock received by such shareholders in connection with the acquisition. To secure their indemnification obligations, the former Sun Shades shareholders have placed 10% of their shares received in connection with the acquisition to be held in accordance with the terms of an escrow agreement. Upon any sale of such shares pursuant to this Prospectus, the proceeds thereof will be substituted as the collateral to be held under such escrow arrangement. Mr. Wingate was the President, Treasurer and a Director of Sun Shades prior to the Company's acquisition of Sun Shades. Mrs. Wingate was a Vice President and Secretary of Sun Shades prior to the Company's acquisition of Sun Shades. Mr. and Mrs. Wingate's address is 3762 Abingdon Road, Charlotte, North Carolina 28211.

                             PLAN OF DISTRIBUTION


   The Selling Stockholders may sell the Shares offered hereby in one or more transactions (which may include "block" transactions) on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Stockholders may effect such transactions by selling the Shares directly to purchasers, or may sell the Shares to or through agents, dealers or underwriters designated from time to time, and such agents, dealers or underwriters may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Stockholders and/or the purchasers of Shares for whom they may act as agent or to whom they sell as principals, or both. The Selling Stockholders and any agents, dealers or underwriters that act in connection with the sale of Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the "Securities Act"), and any discount or commission received by them and any profit on the resale of Shares as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Certain selling stockholders holding an aggregate of 1,834,000 shares of Common Stock covered by this Prospectus (the "Specified Stockholders") have agreed that they will not sell or otherwise transfer any shares of Common Stock until, at the earliest, July 1, 1996. See "Selling Stockholders."

   Pursuant to the registration rights agreement between the Company and the former shareholders of Sun Shades, the Company has agreed to use its best efforts to cause the Registration Statement of which this Prospectus is a part to become effective and to remain effective for a period of 90 days, subject to certain limitations and subject, in the case of the Specified Stockholders, to an extension until November 1, 1996. The Selling Stockholders will also have certain "piggyback" registration rights in connection with a registration statement expected to be filed to permit the public resale of the Convertible Subordinated Notes that are the subject of the Company's pending Rule 144A offering, as well as the Common Stock issuable upon conversion thereof.


   To the extent required, the number of Shares to be sold, the purchase price and public offering price, the name or names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offering will be set forth in a supplement to this Prospectus to be filed with the Commission pursuant to Rule 424 under the Securities Act.

   The Company will receive no portion of the proceeds from the sale of the Shares and will bear all expenses related to the registration of this offering of the Shares. The Selling Stockholders will also be indemnified by the Company against certain civil liabilities, including certain liabilities which may arise under the Securities Act.

                                LEGAL MATTERS

   Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A., Miami, Florida.

                            ADDITIONAL INFORMATION

   The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits. For further information with respect to the Company and the Common Stock, reference is hereby made to such Registration Statement and the exhibits. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement, including all exhibits thereto, may be obtained from the Commission's principal office in Washington, D.C., upon payment of the fees prescribed by the Commission, or may be examined without charge at the offices of the Commission.

                                   PART II
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

   The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this registration statement (other than underwriting discounts and commissions) will be as follows:

Securities and Exchange Commission registration fee ....     $20,779
Printing and engraving expenses ........................      10,000
Accounting fees and expenses ...........................      10,000
Legal fees and expenses ................................      15,000
Fees and expenses (including legal fees)
  for qualifications under state securities laws .......         500
Registrar and Transfer Agent's fees and expenses  ......         500
                                                          ------------
  Total ................................................     $56,779
                                                          ============

   All amounts except the Securities and Exchange Commission registration fee are estimated.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

   The Registrant has authority under Section 145 of the Delaware General Corporations Law to indemnify its directors and officers to the extent provided in such statute. Such statute generally provides that a company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding (other than a proceeding by or in the right of the company) by reason of the fact that such person is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company in a similar position of another entity, against expenses (including attorneys' fees), judgments, fines and settlements incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the company, and with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The statute further provides that a company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by or in the right of the company by reason of the fact that such person is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company in a similar position of another entity, against expenses (including attorneys' fees) incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interest of the company; PROVIDED, however, that no indemnification shall be made with respect to any matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the company, unless, and to the extent, the Delaware Court of Chancery or such court as such proceeding was brought, despite the adjudication of liability, determines such person is entitled to indemnity. The Registrant's Restated Certificate of Incorporation provides that the Registrant shall indemnify its executive officers and directors to the fullest extent permitted by law either now or hereafter. The Registrant has also entered into an agreement with each of its directors and certain of its officers wherein it has agreed to indemnify each of them to the fullest extent permitted by law. Such agreement also provides that expenses incurred by such director or officer of the Registrant or any of its direct or indirect wholly owned subsidiaries in defending a civil or criminal action, suit or proceeding will be paid by the Registrant in advance of the final disposition of such action, suit or proceeding, subject to the undertaking by such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Registrant as authorized.

   At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

ITEM 16. EXHIBITS.

   (a) Exhibits:

EXHIBIT                                              DESCRIPTION
- -------                                              -----------
  3.1         Registrant's Amended and Restated Certificate of Incorporation, as amended(3.1)(1)

  3.2         Registrant's Amended and Restated Bylaws(3.2)(1)

  4.1         Specimen Common Stock certificate(4.1)(1)

  4.2         Registration Rights Agreement, dated as of May 31, 1993, among the Registrant, the Investor Group and the Management Group (as such terms are defined in the Agreement)(4.2)(2)

  4.3         Registration Rights Agreement, dated as of December 30, 1993, between the Registrant and Wallis
                D. Arnold and Karen Arnold (4.3)(3)

  4.4         Registration Rights Agreement, dated as of June 29, 1995, between the Registrant and the former shareholders of Sunsations Sunglass Company(4.4)(4)

  4.5         Registration Rights Agreement, dated December 1, 1995, between the Registrant and the former shareholders of Sun Shades 501, Ltd.(4.4)(5)

  4.6         Registration Rights Agreement, dated April 25, 1996, between the Registrant and the former shareholders of Shady Biz, Inc. and Spectacular Eyewear, Inc.**

  5.1         Opinion of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. as to the validity of the
                Common Stock being registered**

 23.1         Consent of Greenberg, Traurig, Hoffman, Lipoff, Rosen & Quentel, P.A. (to be included in its opinion to be filed as Exhibit 5.1)**

 23.2         Consent of Arthur Andersen LLP*

 23.3         Consent of Coopers & Lybrand L.L.P.*

 24.1         Reference is made to the Signatures section of this Registration Statement for the Power of Attorney contained therein*

- ----------
 *  Filed herewith.

**  Previously filed.

(1) Incorporated by reference to the exhibit shown in the preceding parenthesis and filed with the Registrant's Registration Statement on Form S-1 (File No. 33-59872).

(2) Incorporated by reference to the exhibit shown in the preceding parenthesis and filed with the Registrant's Registration Statement on Form S-1 (File No. 33-70214).

(3) Incorporated by reference to the exhibit shown in the preceding parenthesis and filed with the Registrant's Registration Statement on Form S-1 (File No. 33-77792).

(4) Incorporated by reference to the exhibit shown in the preceding parenthesis and filed with the Registrant's Registration Statement on Form S-3 (File No. 33-97550).

(5) Incorporated by reference to the exhibit shown in the preceding parenthesis and filed with the Registrant's Annual Report on Form 10-K for the fiscal year ended February 3, 1996.

ITEM 17. UNDERTAKINGS.

   (a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

   (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 or Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Gables, State of Florida, on June 10, 1996.


                               SUNGLASS HUT INTERNATIONAL, INC.

                           By: /s/      LARRY G. PETERSEN
                               -------------------------------------------------
                               Larry G. Petersen, Senior Vice President--Finance
                                           and Chief Financial Officer


   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to this registration statement has been signed by the following persons in the capacities and on the date indicated:


         SIGNATURE                      TITLE                      DATE
         ---------                      -----                      ----

/s/    JACK B. CHADSEY*    President, Chief Executive          June 10, 1996
- -------------------------    Officer and Director
       Jack B. Chadsey       (principal executive officer)

/s/   LARRY G. PETERSEN    Senior Vice President--             June 10, 1996
- -------------------------    Finance and Chief
      Larry G. Petersen      Financial Officer
                             (principal financial officer)

/s/     GEORGE L. PITA*    Vice President--Finance and         June 10, 1996
- -------------------------    International Development
       George L. Pita        (principal accounting officer)

/s/   JAMES N. HAUSLEIN*   Chairman of the Board               June 10, 1996
- -------------------------
      James N. Hauslein

/s/     ROHIT M. DESAI*    Director                            June 10, 1996
- -------------------------
       Rohit M. Desai

/s/    JOHN H. DUERDEN*    Director                            June 10, 1996
- -------------------------
       John H. Duerden

                           Director                                   , 1996
- -------------------------
      William S. Field

                           Director                                   , 1996
- -------------------------
     Robert C. Grayson

/s/ WILLIAM E. PHILLIPS*   Director                            June 10, 1996
- -------------------------
    William E. Phillips

*By: /s/ LARRY G. PETERSEN
     --------------------------
         Larry G. Petersen
         Attorney-in-fact

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